                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*


                             Doubletree Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   258624-10-5
           --------------------------------------------------------
                                 (CUSIP Number)

           Michael M. Pastore, General Electric Investment Corporation, 3003 Summer Street, Stamford, CT 06904, (203)326-3212.
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 1, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                 Total Pages 36

CUSIP No. 258624-10-5                   13D                Page  2  of  36 Pages
          -----------                                           ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     DTPT Investment Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to    /  /
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     State of Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 2,890,287*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    2,897,287*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,897,287*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     7.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
* INCLUDES 262,753 SHARES ISSUABLE UPON EXERCISE OF WARRANTS AT ANY TIME BEFORE NOVEMBER 8, 2001.

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 2 of 36 Pages

CUSIP No. 258624-10-5                   13D                Page  3  of  36 Pages
          -----------                                           ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     GE Investment Hotel Partners I, Limited Partnership
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     State of Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 6,059,226
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    6,059,226
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,059,226
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 3 of 36 Pages

CUSIP No. 258624-10-5                   13D                Page  4  of  36 Pages
          -----------                                           ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     GE Investment Management Incorporated
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to    / /
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     State of Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,755
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,755
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,755
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     **
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
              PERCENTAGE OF BENEFICIAL OWNERSHIP IS LESS THAN 0.01%

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 4 of 36 Pages

CUSIP No. 258624-10-5                   13D                Page  5  of  36 Pages
          -----------                                           ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     General Electric Company
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     State of New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,755 (See 11 below)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,755 (See 11 below)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,755 (these shares are owned beneficially and of record by a wholly owned subsidiary of the reporting person)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     **
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
              PERCENTAGE OF BENEFICIAL OWNERSHIP IS LESS THAN 0.01%

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 5 of 36 Pages

CUSIP No. 258624-10-5                   13D                Page  6  of  36 Pages
          -----------                                           ---    ---
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Trustees of General Electric Pension Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     State of New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 3,027,421*
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    3,027,421*
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,027,421*
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     7.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     EP
-------------------------------------------------------------------------------
- INCLUDES 2,627,534 SHARES OWNED OF RECORD BY A WHOLLY OWNED SUBSIDIARY OF THE REPORTING PERSON AND 262,753 SHARES ISSUABLE UPON EXERCISE OF WARRANTS OWNED BY SUCH SUBSIDIARY.

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 6 of 36 Pages

    This Amendment No. 1 amends and supplements that certain Schedule 13D filed on November 18, 1996 (the "Schedule 13D"), by GEHOP, GE, GEIM, GEPT and PT, as defined therein, to report such entities' beneficial ownership of shares of Common Stock of Doubletree Corporation ("Issuer"). All capitalized terms not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

    The Schedule 13D is amended as follows:

1. "PT Investments, Inc." shall be replaced by "DTPT Investment Corporation" and "PT" shall be replaced by "DTPT" in order to reflect a change of name, as of December 16, 1996, of PT Investments, Inc. to "DTPT Investment Corporation".

2. The fifth paragraph of Item 2 shall be amended by adding the words "Except as set forth below" at the beginning of such paragraph and by adding the following language at the end thereof:


    "HER MAJESTY'S INSPECTORATE OF POLLUTION V. IGE MEDICAL SYSTEMS LIMITED
(St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181). In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  Page 7 of 36 Pages

Majesty's Inspectorate of Pollution ("HMIP") charged IGEM with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered shall be guilty of (a criminal) offense." Condition 7 of IGEM's registration states that it "shall so far as is reasonably practicable prevent loss of any registered source."

    At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of L5,000 and assessed costs of L5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source."


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 8 of 36 Pages

3. Item 4 shall be amended by deleting all the text beginning at the third paragraph therein and inserting the following in its place:

    "The Issuer entered into an Agreement and Plan of Merger dated as of September 1, 1997 ("Merger Agreement") with Promus Hotel Corporation, a Delaware corporation ("Promus") and a newly formed company called Parent Holding Corp., a Delaware corporation ("Parent"), whereby the Issuer will merge with a wholly owned subsidiary of Parent and all outstanding shares of the Issuer would be converted into shares of Common Stock of the Parent. In order to facilitate such transaction GEIM, GEHOP and GEPT have executed a Stockholder Support Agreement, attached hereto as Exhibit 5 (the "Support Agreement"), obligating GEIM, GEHOP and GEPT to exercise their voting rights with respect to the shares of the Issuer in favor of the Merger Agreement and the transactions contemplated therein. In addition, GEIM, GEHOP and GEPT have represented in the Support Agreement that they have no current intention to sell, assign, transfer or otherwise dispose of the shares prior to the Termination of the Support Agreement (which occurs upon the earlier of the termination of the Merger Agreement or the completion of the transactions contemplated by the Merger Agreement). GEIM, GEHOP and GEPT


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 9 of 36 Pages
have also agreed not to solicit, initiate, encourage or engage in inquiries or proposals that constitute a proposal or offer for a merger, consolidation, business combination, sale of substantial assets or sale of shares of capital stock other than the transactions contemplated in the Merger Agreement. GEIM, GEHOP and GEPT are also currently parties to a Registration Rights Agreement dated as of December 16, 1993 and have agreed, in the Support Agreement, not to exercise their rights to request registration of shares of capital stock held by them until the Termination of the Support Agreement. "

4. Item 6 shall be deleted in its entirety and replaced by the following:

"ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS   WITH RESPECT TO
         SECURITIES OF THE ISSUER

         The Reporting Persons are party to the following agreements: (1) the Amendment No. 3 to the Incorporation and Registration Rights Agreement (a copy of which is attached hereto as Exhibit 1), (2) the Securities Purchase Agreement (a copy of which is attached hereto as Exhibit 2), (3) the Warrant Certificate (a copy of which is attached hereto as Exhibit 3), (4) the outstanding option granted to GEHOP entitling GEHOP to


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 10 of 36 Pages
purchase 20,000 shares of Common Stock (a copy of which is attached hereto as Exhibit 4) and (5) GEIM, GEHOP and GEPT are parties to the Stockholder Support Agreement dated September 1, 1997, obligating the parties to vote in favor of the Merger Agreement and of the transactions contemplated therein (a copy of which is attached hereto as Exhibit 5)."

5. The Schedules II, III, IV and V attached hereto shall be incorporated into the Schedule 13D and replace Schedules II, III, IV and V in the Schedule 13D.

6. The following exhibit shall be incorporated into the Schedule 13D as an Exhibit to be filed:

Exhibit 5

    Stockholder Support Agreement







                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 11 of 36 Pages

                                      SIGNATURE
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             GE INVESTMENT HOTEL PARTNERS I,
                                  LIMITED PARTNERSHIP

                             By: GE Investment Management Incorporated, Its General Partner

                             By:  /s/ Alan M. Lewis
                                ---------------------------------
                                Name:  Alan M. Lewis
                                Title:  Executive Vice President


Dated: September 19, 1997










                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 12 of 36 Pages

                                      SIGNATURE
                                      ---------
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  GENERAL ELECTRIC COMPANY

                                  By:  /s/ John H. Myers
                                     -----------------------------
                                     Name:  John H. Myers
                                     Title:  Vice President



Dated: September 19, 1997










                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 13 of 36 Pages

                                      SIGNATURE
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  GE INVESTMENT MANAGEMENT INCORPORATED

                                  By:  /s/ Alan M. Lewis
                                     ----------------------------------
                                     Name:  Alan M. Lewis
                                     Title:  Executive Vice President



Dated: September 19, 1997











                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 14 of 36 Pages

                                      SIGNATURE
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  GENERAL ELECTRIC PENSION TRUST

                                  By:  /s/ Alan M. Lewis
                                     ------------------------------
                                     Name:  Alan M. Lewis
                                     Title:  Trustee



Dated: September 19, 1997










                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 15 of 36 Pages

                                      SIGNATURE
                                      ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DTPT INVESTMENT CORPORATION

                             By:  /s/ Michael M. Pastore
                                --------------------------------
                                Name:  Michael M. Pastore
                                Title:  Vice President



Dated: September 19, 1997











                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 16 of 36 Pages

                                                                      Schedule I

                                JOINT FILING AGREEMENT
                                ----------------------

         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Doubletree Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.



Dated:  September 19, 1997

                                  GE INVESTMENT HOTEL PARTNERS,
                                  LIMITED PARTNERSHIP

                                  By:  GEInvestment Management Incorporated,
                                       Its General Partner

                                  By:  /s/ Alan M. Lewis
                                     ----------------------------------
                                     Name: Alan M. Lewis
                                     Title: Executive Vice President


                                  GENERAL ELECTRIC COMPANY


                                  By:  /s/ John H. Myers
                                     ----------------------------------
                                     Name: John H. Myers
                                     Title: Vice President

                                  GE INVESTMENT MANAGEMENT
                                  INCORPORATED


                                  By:  /s/ Alan M. Lewis
                                     ----------------------------------
                                     Name: Alan M. Lewis
                                     Title: Executive Vice President


                                  TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                                  By:  /s/ Alan M. Lewis
                                     ----------------------------------
                                     Name: Alan M. Lewis
                                     Title: Trustee


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 17 of 36 Pages

                                  DTPT INVESTMENT CORPORATION


                                  By:  /s/ Michael M. Pastore
                                     ----------------------------------
                                     Name: Michael M. Pastore
                                     Title: Vice President


















                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 18 of 36 Pages

                                                                     Schedule II
               GE INVESTMENT MANAGEMENT INCORPORATED, General Partner of GE Investment Hotel Partners I, Limited Partnership

         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of the Officers of GE Investment Management Incorporated are as follows:

Officers                Position(s)
--------                -----------

John H. Myers           Chairman of the Board and President

Eugene K. Bolton        Executive Vice President

Michael J. Cosgrove     Executive Vice President

Ralph R. Layman         Executive Vice President

Alan M. Lewis           Executive Vice President, General Counsel and Secretary

Robert A. MacDougall    Executive Vice President

Geoffrey R. Norman      Executive Vice President

Thomas J. Szkutak       Executive Vice President - Chief Financial Officer

Donald W. Torey         Executive Vice President

Mark A. Dunham          Senior Vice President

Ronald I. Felmus        Senior Vice President


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 19 of 36 Pages

Stephen B. Hoover       Senior Vice President

H. Michael Mears        Senior Vice President

Philip A. Mercurio      Senior Vice President


Philip A. Riordan       Senior Vice President

Steven M. Beringer      Vice President

Brian D. Brooks         Vice President

Mark A. Davis           Vice President

Constance K. Doyle      Vice President

Gerald M. Goz           Vice President

Michael E. Hogan        Vice President

Christopher P. Mullahy  Vice President

Keith G. Smith          Vice President

Sheila M. Welsh         Vice President

Matthew J. Witkos       Vice President

Michael D. Wright       Vice President

William R. Wright       Vice President

Robert Bernstein        Regional Vice President

Frank E. Calvaruso      Regional Vice President

Robert P. Mulligan      Regional Vice President

Kevin J. Sheehan        Regional Vice President

Jeanne M. La Porta      Vice President and Assistant Secretary

Michael M. Pastore      Vice President and Assistant Secretary


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
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         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 20 of 36 Pages

Scott A. Silberstein    Vice President and Assistant Secretary

Matthew J. Simpson      Vice President and Assistant Secretary

Michael J. Strone       Vice President and Assistant Secretary

Robert Zalucki          Vice President - Tax Counsel


         The names and principal occupations of the Directors of GE Investment Management Incorporated are as follows:

Eugene K. Bolton;                 Executive Vice President of GEIM and Trustee
                                  of GEPT
Michael J. Cosgrove               Executive Vice President of GEIM and Trustee
                                  of GEPT
John H. Myers                     Chairman of the Board, Chief Executive
                                  Officer and President of GEIM and Trustee of
                                  GEPT
Ralph R. Layman                   Executive Vice President of GEIM and Trustee
                                  of GEPT
Alan M. Lewis                     Executive Vice President, General Counsel and
                                  Secretary of GEIM and Trustee of GEPT
Robert A. MacDougall              Executive Vice President of GEIM and Trustee
                                  of GEPT
Geoffrey R. Norman                Executive Vice President of GEIM
Thomas J. Szkutak                 Executive Vice President and Chief
                                  Financial Officer of GEIM and Trustee
                                  of GEPT
Donald W. Torey                   Executive Vice President and Treasurer of
                                  GEIM and Trustee of GEPT


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         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Page 21 of 36 Pages

                                                                    Schedule III
                     General Electric Company Executive Officers
                     -------------------------------------------

         The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

         The names and principal occupations of the Officers of General Electric Company are as follows:
    The names of the Officers of General Electric Company are as follows:

Officers                Position(s)
--------                -----------
J.F. Welch, Jr.         Chairman of the Board and Chief Executive Officer

P. Fresco               Vice Chairman of the Board and Executive Officer

P.D. Ameen              Vice President and Comptroller

J.R. Bunt               Vice President and Treasurer

D.L. Calhoun            Vice President - GE Transportation Systems

W.J. Conaty             Senior Vice President - Human Resources

D.M. Cote               Vice President - GE Appliances

D.D. Dammerman          Senior Vice President - Finance

L.S. Edelheit           Senior Vice President - Corporate Research and
                        Development

B.W. Heineman, Jr.      Senior Vice President - General Counsel and Secretary

J.R. Immelt             Senior Vice President - GE Medical Systems

W.J. Lansing            Vice President - Corporate Business Development

W.J. McNerney, Jr.      Senior Vice President - GE Lighting

E.F. Murphy             Senior Vice President - GE Aircraft Engines


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                                 Page 22 of 36 Pages

R.L. Nardelli           Senior Vice President - GE Power Systems

R.W. Nelson             Vice President - Corporate Financial Planning and
                        Analysis

J.D. Opie               Vice Chairman of the Board and Executive Officer

G.M. Reiner             Senior Vice President - Chief Information Officer

G.L. Rogers             Senior Vice President - GE Plastics

J.W. Rogers             Vice President - GE Motors

L.G. Trotter            Vice President - GE Electrical Distribution and Control


                                     Citizenship
                                     -----------
                              (other than United States)

              C.X. Gonzalez                      Mexico
              P. Fresco                          Italy


         The names and principal occupations of Directors of General Electric Company are as follows:


D.W. Calloway                Chairman of the Board, Chief Executive Officer and
                             Director, PepsiCo, Inc.
S.S. Cathcart                Retired Chairman, Illinois Tool Works
D.D. Dammerman               Senior Vice President-Finance, General Electric
                             Company
P. Fresco                    Vice Chairman of the Board and Executive Officer,
                             General Electric Company
C.X. Gonzalez                Vice Chairman of the Board and Managing Director,
                             Kimberly-Clark de Mexico, S.A. de C.V.
R.E. Mercer                  Retired Chairman of the Board and former Director,
                             the Goodyear Tire & Rubber Company









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                                 Page 23 of 36 Pages

G.G. Michelson                    Former Director, Federated Department Stores
J.O. Opie                         Vice Chairman of the Board and Executive
                                  Officer, General Electric Company
R.S. Penske                       President, Penske Corporation
B.S. Prieskel                     Former Senior Vice President, Motion Picture
                                  Association of America
F.H.T. Rhodes                     President Emeritus, Cornell University
A.C. Sigler                       Retired Chairman of the Board and CEO and
                                  former Director, Champion International
                                  Corporation
D.A. Warner III                   Chairman of the Board, President, and Chief
                                  Executive Officer, J.P. Morgan & Co.
                                  Incorporated and Morgan Guaranty Trust
                                  Company
J.F. Welch, Jr.                   Chairman of the Board and Chief Executive
                                  Officer, General Electric Company









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                                 Page 24 of 36 Pages

                                                                     Schedule IV

                             DTPT INVESTMENT CORPORATION
                             ---------------------------

         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of each of the Executive Officers of DTPT Investment Corporation are as follows:


Donald W. Torey;                       President
Robert J. Zalucki                      Vice President and Assistant Secretary
                                       and Assistant Treasurer
David W. Wiederecht                    Vice President and Treasurer
Michael M. Pastore                     Vice President and Secretary


         The names and principal occupations of each of the directors of DTPT Investment Corporation are as follows:


Alan M. Lewis                          Executive Vice President, General
                                       Counsel and Secretary of GEIM and
                                       Trustee of GEPT
Donald W. Torey                        Executive Vice President of GEIM and
                                       Trustee of GEPT







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                                 Page 25 of 36 Pages

                                                                      Schedule V

                            GENERAL ELECTRIC PENSION TRUST
                            ------------------------------

         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of each of the Trustees of the General Electric Pension Trust are as follows:

Eugene K. Bolton                       Executive Vice President of GEIM

Michael J. Cosgrove                    Executive Vice President of GEIM

John H. Myers                          Chairman of the Board, Chief Executive
                                       Officer and President of GEIM

Ralph R. Layman                        Executive Vice President of GEIM

Alan M. Lewis                          Executive Vice President, General
                                       Counsel and Secretary of GEIM

Robert A. MacDougall                   Executive Vice President of GEIM

Thomas J. Szkutak                      Executive Vice President and Chief
                                       Financial Officer of GEIM

Donald W. Torey                        Executive Vice President and Treasurer
                                       of GEIM


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                                 Page 26 of 36 Pages

                                      EXHIBIT 5


                            STOCKHOLDER SUPPORT AGREEMENT

    STOCKHOLDER SUPPORT AGREEMENT dated as of September 1, 1997 (this "Agreement"), by GE Investment Management Incorporated ("GEIM"), GE Investment Hotel Partners I, Limited Partnership ("GEHOP" and together with GEIM, the "GE Entities"), the Trustees of General Electric Pension Trust ("GEPT"), Red Lion, a California limited partnership ("Red Lion"), Richard J. Ferris ("Ferris"), Ridge Partners, L.P. ("Ridge"), Kelrick, Inc. ("Kelrick" and together with Ferris and Ridge, the "Ferris Entities"), Peter V. Ueberroth ("Ueberroth"), The Ueberroth Family Trust ("Ueberroth FT") and The Ueberroth Investment Trust ("Ueberroth IT" and together with Ueberroth and Ueberroth FT, the "Ueberroth Entities"), to and for the benefit of Promus Hotel Corporation, a Delaware corporation ("Promus"). Each of the GE Entities, GEPT, Red Lion, the Ferris Entities and the Ueberroth Entities are referred to herein as a "Stockholder" and collectively as the "Stockholders." Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below.

    WHEREAS, as of the date hereof, the GE Entities own of record and beneficially 6,060,981 shares (such shares, together with any other voting or equity securities of Doubletree hereafter acquired by the GE Entities prior to the termination of this Agreement, being referred to herein collectively as the "GE Shares") of common stock, par value $.01 per share ("Doubletree Common Stock"), of Doubletree Corporation, a Delaware corporation ("Doubletree");

    WHEREAS, as of the date hereof, GEPT owns of record and beneficially 3,027,441 shares (such shares, together with any other voting or equity securities of Doubletree hereafter acquired by GEPT prior to the termination of this Agreement, being referred to herein collectively as "GEPT Shares") of Doubletree Common Stock;

    WHEREAS, as of the date hereof, Red Lion owns of record and beneficially 3,882,283 shares (such shares, together with any other voting or equity securities of Doubletree hereafter acquired by Red Lion prior to the termination of this Agreement, being referred to herein collectively as the "Red Lion Shares") of Doubletree Common Stock;

    WHEREAS, as of the date hereof, the Ferris Entities own of record and beneficially 1,576,182 shares (such shares, together with any other voting or equity securities of Doubletree hereafter acquired by the Ferris Entities prior to the termination of this Agreement, being referred to herein collectively as the "Ferris Shares") of Doubletree Common Stock:

    WHEREAS, as of the date hereof, the Ueberroth Entities own of record and beneficially 1,124,182 shares (such shares, together with any other voting or equity securities of Doubletree hereafter acquired by the Ueberroth Entities prior to the termination of this Agreement, being referred to herein collectively as the "Ueberroth Shares" and, together with the GE Shares, the


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                                 Page 27 of 36 Pages

GEPT Shares, the Red Lion Shares and the Ferris Shares, the "Shares") of Doubletree Common Stock;

    WHEREAS, concurrently with the execution of this Agreement, Doubletree, Promus and Parent Holding Corp., a Delaware corporation ("Parent"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, (i) a newly formed subsidiary of Parent will be merged with and into Doubletree (the "Doubletree Merger"), and (ii) a second newly formed subsidiary of Parent will be merged with and into Promus (the "Promus Merger") such that Doubletree and Promus will become wholly-owned subsidiaries of Parent and the stockholders of Doubletree and Promus will become stockholders of Parent; and

    WHEREAS, as a condition to the willingness of Promus and Doubletree to enter into the Merger Agreement and the Stock Option Agreements (as defined in the Merger Agreement), Promus has requested the Stockholders agree, and in order to induce Promus to enter into the Merger Agreement and the Stock Option Agreements, the Stockholders are willing to agree, severally but not jointly, to vote in favor of adopting the Merger Agreement and approving the Doubletree Merger, upon the terms and subject to the conditions set forth herein.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

    Section 1. VOTING OF SHARES. Until the termination of this Agreement in accordance with the terms hereof, each Stockholder hereby agrees that, at the Doubletree Stockholders' Meeting or any other meeting of the stockholders of Doubletree, however called, and in any action by written consent of the stockholders of Doubletree, such Stockholder will vote all of its respective Shares (a) in favor of adoption of the Merger Agreement and approval of the Doubletree Merger and the other transactions contemplated by the Merger Agreement, and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of Doubletree (or any class thereof). In addition, each Stockholder agrees that it will, upon request by Promus, furnish written confirmation, in form and substance reasonably satisfactory to Promus, of such Stockholder's support for the Merger Agreement and the Doubletree Merger. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

    Section 2. TRANSFER OF SHARES. Each Stockholder represents and warrants that it has no present intention of taking any action, prior to the termination of this Agreement in accordance with the terms hereof, to, directly or indirectly, (a) sell, assign, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), pledge, encumber or otherwise dispose of any of its respective Shares, (b) deposit any of its respective Shares into a voting trust or enter into a voting agreement or arrangement with respect to any such Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with


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                                 Page 28 of 36 Pages
respect to the direct or indirect sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of any Shares.

    Section 3. NO SOLICITATION. Prior to the termination of this Agreement in accordance with its terms, each Stockholder agrees (a) that it will not, nor will it authorize or permit any of its officers, directors, employees, agents and representatives to, directly or indirectly, initiate or solicit any inquiries or the making of any Acquisition Proposal and (b) that it will notify Promus as soon as possible (and in any event within 48 hours) if any such inquiries or proposals are received by, any information or documents is requested from, or any negotiations or discussions are sought to be initiated or continued with, it or any of its affiliates.

    Section 4. TERMINATION. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time or (ii) any termination of the Merger Agreement in accordance with the terms thereof; provided that the provisions of
Section 7 shall survive any termination of this Agreement, and provided further that no such termination shall relieve any party of liability for a breach hereof prior to termination.

    Section 5. REGISTRATION RIGHTS. Until the termination of this Agreement in accordance with the terms hereof, no Stockholder will exercise any of its rights to request or require registration of any securities under the Incorporation and Registration Rights Agreement dated as of December 16, 1993, as amended on June 30, 1994, February 27, 1996 and November 8, 1996, by and among Doubletree and certain stockholders of Doubletree (the "Registration Rights Agreement).

    Section 6. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

    Section 7. MISCELLANEOUS.

    (a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

    (b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in


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                                 Page 29 of 36 Pages
order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

    (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law thereof.

    (d) Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent any of the Stockholders' designees, partners or affiliates serving on the Board of Directors of Doubletree from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of Doubletree.

    (e) Notwithstanding any provisions hereof, none of the obligations of any Stockholder under or contemplated by this Agreement shall be an obligation of
(i) any officer, director, stockholder, limited partner, general partner or owner of such Stockholder, or any of their respective officers, directors, stockholders, limited partners, general partners or owners, or successors or assigns or (ii) any other Stockholder. Each Stockholder shall be the only person or entity liable with respect to its obligations. Any monetary liability of a Stockholder under this Agreement shall be satisfied solely out of the assets of such Stockholder. Each Stockholder hereby irrevocably waives any right it may have against any such officer, director, stockholder, limited partner, general partner, owner, successor or assign identified above as a result of the performance of the provisions under or contemplated by this Agreement. Nothing in this Section 7(e) shall prevent Promus from obtaining specific enforcement of the obligations of any Stockholder under this Agreement.

    (f) This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.Signature Page for Stockholder Support Agreement





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                                 Page 30 of 36 Pages

                   Signature Page for Stockholder Support Agreement

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

                                  GE INVESTMENT MANAGEMENT INCORPORATED


                                  -------------------------------------
                                  By:
                                  Its:


                                  GE INVESTMENT HOTEL PARTNERS I, LIMITED
                                  PARTNERSHIP


                                  By:
                                  Its:

                                       --------------------------------
                                       By:
                                       Its:


                                  TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                                  -------------------------------------
                                  By:
                                  Its:


                                  RED LION


                                  By:
                                  Its:  General Partner


                                       --------------------------------
                                       By:
                                       Its:


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                                 Page 31 of 36 Pages

                   Signature Page for Stockholder Support Agreement

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

                                  GE INVESTMENT MANAGEMENT INCORPORATED


                                  -------------------------------------
                                  By:
                                  Its:


                                  GE INVESTMENT HOTEL PARTNERS I, LIMITED
                                  PARTNERSHIP


                                  By:
                                  Its:

                                       --------------------------------
                                       By:
                                       Its:


                                  TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                                  -------------------------------------
                                  By:
                                  Its:


                                  RED LION


                                  By:
                                  Its:  General Partner


                                       --------------------------------
                                       By:
                                       Its:


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                                 Page 32 of 36 Pages

                   Signature Page for Stockholder Support Agreement



                                  --------------------------------------
                                  Richard J. Ferris


                                  RIDGE PARTNERS, L.P.

                                  By:
                                  Its:  General Partner


                                       ---------------------------------
                                       By:
                                       Its:


                                       KELRICK, INC.


                                  --------------------------------------
                                  By:
                                  Its:


                                  --------------------------------------
                                  Peter V. Ueberroth


                                  THE UEBERROTH FAMILY TRUST


                                  --------------------------------------
                                  By:
                                  Its:


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                                 Page 33 of 36 Pages

                   Signature Page for Stockholder Support Agreement


                                  --------------------------------------
                                  Richard J. Ferris


                                  RIDGE PARTNERS, L.P.


                                  By:
                                  Its:  General Partner


                                       ---------------------------------
                                       By:
                                       Its:


                                  KELRICK, INC.


                                  --------------------------------------
                                  By:
                                  Its:


                                  --------------------------------------
                                  Peter V. Ueberroth


                                  THE UEBERROTH FAMILY TRUST


                                  --------------------------------------
                                  By:
                                  Its:


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                                 Page 34 of 36 Pages

                   Signature Page for Stockholder Support Agreement


                                  THE UEBERROTH INVESTMENT TRUST


                                  ---------------------------------------
                                  By:
                                  Its:

Agreed and Acknowledged:

PROMUS HOTEL CORPORATION


------------------------------------
By:
Its:











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                                 Page 35 of 36 Pages

                   Signature Page for Stockholder Support Agreement


                                  THE UEBERROTH INVESTMENT TRUST


                                  ----------------------------------------
                                  By:
                                  Its:


Agreed and Acknowledged:

PROMUS HOTEL CORPORATION


---------------------------------
By:
Its:


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                                 Page 36 of 36 Pages